Exhibit 99.1

Jupai Reports First Quarter 2022 Results

SHANGHAI — June 28, 2022 — Jupai Holdings Limited (“Jupai” or the “Company”) (NYSE: JP), a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

FIRST QUARTER 2022 FINANCIAL HIGHLIGHTS

●	Net revenues in the first quarter of 2022 were RMB32.6 million, a decrease of 61.1% from RMB83.7 million in the corresponding period in 2021.

For the quarter ended March 31
(RMB '000, except percentages)	Q1 2021	Q1 2021%	Q1 2022	Q1 2022%	YoY Change %
One-time commissions	31,227	37.3%	9,931	30.5%	-68.2%
Recurring management fees	24,826	29.7%	8,418	25.9%	-66.1%
Recurring service fees	27,622	33.0%	14,209	43.6%	-48.6%
Total net revenues	83,675	100.0%	32,558	100.0%	-61.1%

●	Loss from operations in the first quarter of 2022 was RMB43.0 million, as compared to income from operations of RMB3.5 million from the corresponding period in 2021.
●

Net loss attributable to ordinary shareholders in the first quarter of 2022 was RMB14.1 million, as compared to net income attributable to ordinary shareholders of RMB3.9 million from the corresponding period in 2021.

●

Adjusted net loss attributable to ordinary shareholders (non-GAAP1) in the first quarter of 2022 was RMB42.9 million, as compared to adjusted net income attributable to ordinary shareholders of RMB4.3 million from the corresponding period in 2021.

FIRST QUARTER 2022 OPERATIONAL UPDATES

●	Total number of active clients[2] during the first quarter of 2022 was 102, as compared to 608 active clients during the first quarter of 2021.
●	The aggregate value of wealth management products distributed by the Company during the first quarter of 2022 was RMB0.3 billion, a 84.2% decrease from the corresponding period in 2021.

Wealth management products distributed by the Company - breakdown by product type

	Three months ended
	March 31, 2021		March 31, 2022
Product type	(RMB in millions, except percentages)
Fixed income products	1,085	58%	—	—
Private equity products	229	12%	24	8%
Secondary market equity fund products	505	27%	179	61%
Other products	51	3%	92	31%
All products	1,870	100%	295	100%

●	Jupai’s coverage network as of March 31, 2022 included 22 client centers covering 22 cities, as compared to 32 client centers covering 30 cities as of March 31, 2021.

[1]	Jupai’s non-GAAP financial measures are derived from adjusting the corresponding GAAP financial measures by excluding the effects of share-based compensation and loss on litigation.
[2]	“Active clients” for a given period refer to clients who purchase wealth management products distributed by Jupai at least once during that given period.

●	Total assets under management[3] as of March 31, 2022 were RMB30.7 billion, as compared to RMB32.9 billion as of March 31, 2021.

Assets under management – breakdown by product type

	As of
	March 31, 2021		March 31, 2022
Product type	(RMB in millions, except percentages)
Fixed income products	9,604	29%	9,483	31%
Private equity products	21,048	64%	18,646	61%
Secondary market equity fund products	1,053	3%	1,428	5%
Other products	1,162	4%	1,178	3%
All products	32,867	100%	30,735	100%

“In light of the new asset management regulations officially implemented in China this year, as well as the shift in overall investor sentiment, Jupai will continue to focus on our transformation and long-term development,” said Mr. Jianda Ni, Jupai’s chairman of the board and chief executive officer. “We remain committed to becoming one of the top wealth management and asset management brands for high-net-worth individuals in China.”

“In the first quarter of 2022, we further advanced our asset allocation transformation strategy with other products including insurance which accounted for 31.3% of the aggregate value of wealth management products distributed compared to 6.4% in the previous quarter,” said Ms. Min Liu, Jupai’s chief financial officer. “We will continue to focus on upgrading and implementing our ‘Precise Key Client Customization’ strategy and ‘Asset Transparency System’ to meet increasingly diverse needs of investors.”

[3]

“Assets under management” or “AUM” of Jupai refers to the amount of capital contributions made by investors to the funds managed by the Company, for which the Company is entitled to receive management fees. The amount of AUM of Jupai is recorded and carried based on the historical cost of the contributed assets instead of fair market value of assets for almost all AUM of Jupai. For assets denominated in currencies other than Renminbi, the AUM are translated into Renminbi upon their contribution, without interim value adjustments solely due to changes in foreign exchange rates. As a result, Jupai’s management fees for almost all its AUM are calculated based on the historical cost balance of the AUM.

FIRST QUARTER 2022 FINANCIAL RESULTS

Net Revenues

Net revenues for the first quarter of 2022 were RMB32.6 million, a 61.1% decrease from RMB83.7 million in the corresponding period in 2021, primarily due to decreases in one-time commissions and recurring management fees.

●

Net revenues from one-time commissions for the first quarter of 2022 were RMB9.9 million, a 68.2% decrease from RMB31.2 million in the corresponding period in 2021, primarily as a result of a decrease in the fixed income products due to the adverse effects of policies on the real estate market.

●

Net revenues from recurring management fees for the first quarter of 2022 were RMB8.4 million, a 66.1% decrease from RMB24.8 million in the corresponding period in 2021. RMB0.1 million and nil carried interest was recognized as part of Jupai’s recurring management fees in the first quarter of 2022 and 2021, respectively, primarily due to the decrease in the value of assets under management of private equity products.

●

Net revenues from recurring service fees for the first quarter of 2022 were RMB14.2 million, a 48.6% decrease from RMB27.6 million in the corresponding period in 2021. The Company recognized RMB0.8 million and RMB4.6 million variable performance fees in the first quarter of 2022 and 2021, respectively, primarily because the Company provided ongoing services to fewer product suppliers.

Operating Costs and Expenses

Operating costs and expenses for the first quarter of 2022 were RMB75.6 million, a decrease of 5.8% from RMB80.2 million in the corresponding period in 2021.

●

Cost of revenues for the first quarter of 2022 was RMB21.5 million, a decrease of 42.5% from RMB37.4 million in the corresponding period in 2021, which was primarily due to the decrease in headcount of wealth management advisors and client managers.

●

Selling expenses for the first quarter of 2022 were RMB12.5 million, a decrease of 30.0% from RMB17.9 million in the corresponding period in 2021, primarily due to the decrease in marketing and promotion activities.

●

General and administrative expenses for the first quarter of 2022 were RMB43.1 million, an increase of 71.5% from RMB25.1 million in the corresponding period in 2021, mainly due to the growth in service fees.

●

Government subsidies received by the Company for the first quarter of 2022 was RMB1.5 million, as compared to RMB0.2 million from the corresponding period in 2021. Government subsidies were recorded when received, with their availability and amount dependent upon government policies.

Operating margin for the first quarter of 2022 was negative 132.2% (-132.2%), as compared to 4.1% for the corresponding period in 2021.

Income tax expenses for the first quarter of 2022 were nil, as compared to RMB0.3 million from the corresponding period in 2021, primarily due to a decrease in taxable income.

Net Income

●	Net Income
●

Net loss attributable to ordinary shareholders for the first quarter of 2022 was RMB14.1 million, as compared to net income attributable to ordinary shareholders of RMB3.9 million from the corresponding period in 2021.

●	Net margin attributable to ordinary shareholders for the first quarter of 2022 was negative 43.2% (-43.2%), as compared to 4.7% from the corresponding period in 2021.
●

Net loss attributable to ordinary shareholders per basic and diluted American depositary share (“ADS”) for the first quarter of 2022 was RMB0.44 and RMB0.44, respectively, as compared to net income attributable to ordinary shareholders per basic and diluted ADS of RMB0.12 and RMB0.12, respectively, from the corresponding period in 2021.

●	Adjusted Net Income (non-GAAP)
●

Adjusted net loss attributable to ordinary shareholders (non-GAAP) for the first quarter of 2022 was RMB42.9 million, as compared to adjusted net income attributable to ordinary shareholders of RMB4.3 million from the corresponding period in 2021.

●	Adjusted net margin attributable to ordinary shareholders (non-GAAP) for the first quarter of 2022 was negative 131.6% (-131.6%), as compared to 5.1% from the corresponding period in 2021.
●

Adjusted net loss attributable to ordinary shareholders per diluted ADS (non-GAAP) for the first quarter of 2022 was RMB1.34, as compared to adjusted net income attributable to ordinary shareholders per diluted ADS (non-GAAP) of RMB0.13 from the corresponding period in 2021.

Balance Sheet and Cash Flow

As of March 31, 2022, the Company had RMB545.2 million in cash, cash equivalents and restricted cash, as compared to RMB612.1 million as of December 31, 2021.

Net cash used in operating activities during the first quarter of 2022 was RMB53.1 million, as compared to RMB14.5 million from the corresponding period in 2021. Those changes were primarily due to the change in working capital.

Net cash used in investing activities during the first quarter of 2022 was RMB10.6 million, as compared to RMB30.5 million from the corresponding period in 2021, primarily due to the less payment for investment.

Net cash used in financing activities during the first quarter of 2022 was RMB3.2 million, as compared to nil from the corresponding period in 2021, primarily due to the repurchase of share.

TERMINATION OF CONTRACTUAL ARRANGEMENTS WITH SHANGHAI JUPAI

Recently, an investor of Juzhou Intelligent Manufacturing 2018 Private Equity Investment Fund submitted a petition to the Shanghai Pudong New Area People’s Court for bankruptcy restructuring of Shanghai Jupai Investment Group Co., Ltd. (“Shanghai Jupai”), and the Shanghai Pudong New Area People’s Court held a hearing on this petition. In light of this matter, Jupai will terminate the contractual arrangements with Shanghai Jupai and, upon the termination of such contractual arrangements, Jupai will discontinue the operations of and cease control over the business currently operated by Shanghai Jupai. In 2021, the net revenue and the net loss from Shanghai Jupai and its subsidiaries and branches accounted for 54.9% of our total net revenue and 98.6% of our total net loss, respectively.

CONFERENCE CALL

Jupai’s management will host an earnings conference call on June 28, 2022 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong time).

Please register in advance for the conference call using the link provided below. Upon registering, you will be provided with a calendar invite with participant dial-in numbers, passcode, and a unique access pin by email. To join the conference, simply dial the number you receive after preregistering, enter the passcode followed by your pin, and you will join the conference instantly.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/1148586

A replay of the conference call may be accessed by phone at the following number until July 5, 2022:

U.S./International:	+1-855-452-5696 or +61-2-9003-4211
Mainland China:	400-820-9703
Hong Kong:	800-963-117
Singapore:	800-616-2305
Passcode:	1148586

Additionally, a live and archived webcast will be available at http://jupai.investorroom.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and loss on litigation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures as set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income results reflecting adjustments to exclude the impacts of share-based compensation and loss on litigation, to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to ordinary shareholders, non-GAAP net income attributable to ordinary shares per diluted ADS and non-GAAP net margin attributable to ordinary shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares, share options and loss on litigation. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT JUPAI HOLDINGS LIMITED

Jupai Holdings Limited (“Jupai”) (NYSE: JP) is a leading third-party wealth management service provider focusing on distributing wealth management products and providing quality product advisory services to high-net-worth individuals in China. Jupai’s comprehensive and personalized client service and broad range of carefully selected third-party and self-developed products have made it a trusted brand among its clients. Jupai maintains extensive and targeted coverage of China’s high-net-worth population.

For more information, please visit http://jupai.investorroom.com.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jupai's strategic and operational plans, contain forward-looking statements. Jupai may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jupai’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the goals and strategies of the Company and the Company’s ability to manage its growth and implement its business strategies; future business development, financial condition and results of operations of the Company; condition of the wealth management market in China and internationally; the demand for and market acceptance of the products the Company distributes; the Company’s ability to maintain and further grow its active high-net-worth client base and maintain or increase the amount of investment by clients; developments in relevant government policies and regulations relating to the Company’s industry and the Company’s ability to comply with those policies and regulations; the Company’s ability to attract and retain quality employees; the Company’s ability to adapt to potential uncertainties in China’s real estate industry and stay abreast of market trends and technological advances; the results of the Company’s investments in research and development to enhance its product choices and service offerings; general economic and business conditions in China; and the Company’s ability to protect its reputation and enhance its brand recognition. Further information regarding these and other risks is included in Jupai’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and Jupai does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under applicable law.

Contacts:

Jupai Investor Relations

Email: ir@jpinvestment.cn

Philip Lisio

The Foote Group

Phone: +86 (10) 8429 9544

Email: Jupai-IR@thefootegroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Jupai Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In RMB or USD, as indicated)

	As of
	December 31,	March 31,	December 31,	March 31,
	2021	2022	2021	2022
	RMB'000	RMB'000	USD[4]'000	USD[5]'000
Assets
Current assets:
Cash and cash equivalents	601,770	535,676	94,431	84,501
Restricted cash	10,329	9,567	1,621	1,509
Short-term investment	167	165	26	26
Accounts receivable	136	24	21	4
Other receivables	45,199	45,053	7,093	7,107
Amounts due from related parties	14,953	14,493	2,346	2,286
Other current assets	13,547	15,235	2,126	2,403
Total current assets	686,101	620,213	107,664	97,836
Long-term investments	202,819	202,819	31,827	31,994
Investment in affiliates	122,187	120,613	19,174	19,026
Amounts due from related parties — non-current	228,833	228,808	35,909	36,094
Property and equipment, net	14,616	20,760	2,293	3,275
Intangible assets, net	30,807	33,858	4,834	5,341
Other non-current assets	11,736	10,242	1,842	1,616
Right-of-use assets	28,357	24,027	4,450	3,790
Deferred tax assets	4,161	4,161	653	656
Total Assets	1,329,617	1,265,501	208,646	199,628
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	36,587	34,523	5,741	5,446
Income tax payable	85,449	85,102	13,409	13,425
Other tax payable	751	915	118	144
Amounts due to related parties — current	16,617	16,914	2,608	2,668
Deferred revenue from related parties	5,404	3,183	848	502
Deferred revenue	8,990	5,114	1,411	807
Contingent liabilities	282,450	235,950	44,322	37,220
Other current liabilities	41,230	49,484	6,470	7,806
Total current liabilities	477,478	431,185	74,927	68,018
Deferred revenue — non-current from related parties	278	192	44	30
Deferred revenue — non-current	1,179	1,179	185	186
Operating Lease Liabilities — non-current	10,046	8,265	1,576	1,304
Total Liabilities	488,981	440,821	76,732	69,538
Equity	840,636	824,680	131,914	130,090
Total Liabilities and Total Shareholders' Equity	1,329,617	1,265,501	208,646	199,628

[4]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on December 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.3726 to US$1.00.

[5]

The conversion of Renminbi (RMB) into U.S. dollars (US$) in this column is based on the noon buying rate on March 31, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.3393 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Consolidated Income Statements

(In RMB or USD, as indicated, except for ADS data and per ADS data)

	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2021	2022	2021	2022
	RMB'000	RMB'000	USD[6]'000	USD[7]'000
Revenues
Third party revenues	46,174	22,362	7,047	3,527
Related party revenues	37,324	9,970	5,697	1,573
Total revenues	83,498	32,332	12,744	5,100
Taxes and surcharges	177	226	27	36
Net revenues	83,675	32,558	12,771	5,136
Operating costs and expenses:
Cost of revenues	(37,415)	(21,507)	(5,711)	(3,393)
Selling expenses	(17,910)	(12,532)	(2,733)	(1,977)
General and administrative expenses	(25,131)	(43,094)	(3,836)	(6,798)
Government subsidies	236	1,539	36	243
Total operating cost and expenses	(80,220)	(75,594)	(12,244)	(11,925)
Income (loss) from operations	3,455	(43,036)	527	(6,789)
Interest income	1,092	1,240	166	196
Investment loss	(67)	(143)	(10)	(22)
Other loss	(343)	(468)	(52)	(74)
Income on litigation	-	30,830	-	4,863
Total other income	682	31,459	104	4,963
Income (loss) before taxes and gain (loss) from equity in affiliates	4,137	(11,577)	631	(1,826)
Income tax expense	(341)	-	(52)	-
Gain (loss) from equity in affiliates	395	(325)	61	(51)
Net income (loss)	4,191	(11,902)	640	(1,877)
Net income attributable to non-controlling interests	(283)	(2,174)	(44)	(343)
Net income (loss) attributable to ordinary shareholders	3,908	(14,076)	596	(2,220)
Net income (loss) per ADS:
Basic	0.12	(0.44)	0.02	(0.07)
Diluted	0.12	(0.44)	0.02	(0.07)
Weighted average number of ADSs used in computation:
Basic	33,222,952	32,080,637	33,222,952	32,080,637
Diluted	33,293,931	32,080,637	33,293,931	32,080,637

[6]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended March 31, 2021 in this table and the following tables is based on the noon buying rate on March 31, 2021, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.5518 to US$1.00.

[7]

The conversion of data from Renminbi (RMB) into U.S. dollars (US$) for three months ended March 31, 2022 in this table and the following tables is based on the noon buying rate on March 31, 2022, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System, which was RMB 6.3393 to US$1.00.

Jupai Holdings Limited

Unaudited Condensed Comprehensive Income Statements

(In RMB or USD, as indicated)

	Three months ended
	March 31,	March 31,	March 31,	March 31,
	2021	2022	2021	2022
	RMB'000	RMB'000	USD'000	USD'000
Net income (loss)	4,191	(11,902)	640	(1,877)
Other comprehensive income (loss), net of tax:
Change in cumulative foreign currency translation adjustment	1,679	(656)	256	(104)
Other comprehensive income (loss)	1,679	(656)	256	(104)
Comprehensive income (loss)	5,870	(12,558)	896	(1,981)
Less: Comprehensive income attributable to non-controlling interests	273	2,188	42	345
Comprehensive income (loss) attributable to ordinary shareholders	5,597	(14,746)	854	(2,326)

Jupai Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for ADS data, per ADS data and percentages)

	Three months ended
	March 31,	March 31,
	2021	2022
	RMB'000	RMB'000
Net margin attributable to ordinary shareholders	4.7%	-43.2%
Adjusted net margin attributable to ordinary shareholders (non-GAAP)	5.1%	-131.6%
Net income (loss) attributable to ordinary shareholders	3,908	(14,076)
Adjustment for share-based compensation (net of tax effect of nil for both three months ended March 31, 2021 and 2022)	348	97
Adjustment for loss on litigation (net of tax effect of nil for both three months ended March 31, 2021 and 2022)	-	(28,881)
Adjusted net income (loss) attributable to ordinary shareholders (non-GAAP)	4,256	(42,860)
Net income (loss) attributable to ordinary shareholders per ADS, diluted	0.12	(0.44)
Adjusted net income (loss) attributable to ordinary shareholders per ADS, diluted (non-GAAP)	0.13	(1.34)
Weighted average number of ADSs used in computation:
Diluted	33,293,931	32,080,637